

March 15, 2011

VIA US MAIL AND FAX (415) 357-7491

Mr. Murray Demo
Chief Financial Officer
Dolby Laboratories, Inc.
100 Potrero Avenue
San Francisco, CA 94103-4813

>   **Re: Dolby Laboratories, Inc.**
>   **Form 10-K for the Fiscal Year ended September 24, 2010**
>   **Filed November 22, 2010**
>   **File No. 001-32431**

Dear Mr. Demo:

      We have reviewed your filing and have the following comments. Please provide us with the requested information so we may better understand your disclosure.

      Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended September 24, 2010

Products, page 48
Multiple Element Arrangements, page 68

1. Please tell us how you considered additional disclosures on the terms of the multiple element arrangements, including performance-, cancellation-, termination-, or refund-type provisions. Refer to ASC Topic 605-25-50-1.

4. Fair Value Measurements, page 79

2. For fair value measurements using significant other observable inputs (Level 2), please expand your disclosure to provide a description of the valuation techniques utilized by the professional pricing sources and the inputs used in determining the fair values of each class of assets or liabilities. Refer to ASC 820-10-50-2(e). Disclose the procedures you performed to validate the prices you obtained from such sources

to ensure the fair value determination is consistent with ASC 820. In addition, disclose in your estimates and assumptions that materially affect your financial assets and liabilities in your Critical Accounting Policies and Estimates section on page 44 or tell us why such disclosures are not required. Refer to Release No. 33-8350 "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations." Please provide us with the proposed disclosures that you will include in future filings to address this comment or tell us why such disclosures are not required.

10. Geographic Data, page 90

3. Please tell us why the aggregate revenues from external customers attributed to an individual foreign country are not required to be disclosed. Refer to ASC 280-10-50-41. We note your disclosure on page 92 of your 2009 Form 10K.

Form 10-Q for the Quarter Ended December 31, 2010
Opportunities, Challenges and Risks, page 21

4. As stated herein, adverse changes in general economic conditions could suppress consumer demand and harm your business in the markets in which you license your technologies and sell your products. Notwithstanding, in your earnings call for the first quarter of fiscal year 2011, you provided lower revenue guidance as a result of a decline in licensing revenue "due to lower ISV revenue and lower expectations for PC unit growth" which do not appear to be attributable to economic conditions. Please expand your MD&A to provide greater transparency on your expected outlook for licensing revenue, including but not limited to a discussion of changes in the PC attach rate, market acceptance of the tablets, and other factors that you cited in the earnings call, and if applicable, the impact of expiring patents between now and 2017 as mentioned on page 19 of the Form 10-K. Please provide us your proposed discussion that you will include in future filings to address this comment or tell us why such discussion is not necessary.

* * * *

Please file all correspondence over EDGAR. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact John Zitko, Staff Attorney at (202) 551-3399 or me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director